[redacted] STATES
IANGE COMMISSION
D.C. 20549

04003645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Netherland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 900
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Roberts (214) 233-1411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas	Texas	75204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 01 2004 WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, J. Dale Netherland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netherland Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE POWELL MOSS
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES
SEPTEMBER 24, 2004

J. Dale Netherland
Signature

Chairman
Title

Rose Powell Moss
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETHERLAND SECURITIES, INC.

December 31, 2003

Financial Statements

NETHERLAND SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

Independent Auditor's Report

Board of Directors
Netherland Securities, Inc.
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

We have audited the accompanying statement of financial condition of Netherland Securities, Inc. as of December 31, 2003, and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark + Company

January 13, 2004

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

2705 SWISS AVENUE • DALLAS, TEXAS 75204 • TEL (214) 824-2556 • FAX (214) 823-9367• WEB www.texascpa.com

Netherland Securities, Inc.
Statement of Financial Condition
December 31, 2003

Exhibit A

ASSETS

Cash	$	38,754
Receivables from brokers or dealers		
Clearance account		10,039
Total assets	$	48,793

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	24,881
Accrued expenses		2,500
Federal income tax payable		927
Total liabilities		28,308
Stockholder's equity		
Common stock ($0.01 par value, 100,000 shares authorized, 19,000 shares issued and outstanding)		190
Paid in capital		18,810
Retained earnings		1,485
Total stockholder's equity		20,485
Total liabilities and stockholder's equity	$	48,793

The accompanying notes are an integral part of this statement.

Exhibit B

Netherland Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003 (deficit)	$ 190	$ 18,810	($ 1,305)	$ 17,695
Net income for period	- 0 -	- 0 -	2,790	2,790
Balance at December 31, 2003	$ 190	$ 18,810	$ 1,485	$ 20,485

The accompanying note are an integral part of this statement.

Netherland Securities, Inc.
Statement of Income
Year Ended December 31, 2003

Exhibit C

Revenues	
Commissions	$ 571,585
Interest and dividends	19,619
Advisory and other fees	16,913
Total revenues	608,117
Expenses	
Employee compensation and benefits	428,835
Clearing expense	32,015
Communications	9,450
Bad debt expense (recovery)	(1,179)
Other expense	137,007
Total expense	606,128
Income before income tax	1,989
Income tax benefit	801
Net income	$ 2,790
Income per share	$ 0.15

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Exhibit D

Cash flows from operating activities:		
Net income	$	2,790
Non cash expenses, revenue, losses and gains included in net income:		
Decrease in receivables		3,264
Increase in accrued expenses		2,500
Increase in commission payables		15,666
Increase in federal income tax payable		927
Net cash provided by operating activities		25,147
Cash flows from financing activities		
Payment of advance from officer		(12,000)
Net cash (used in) financing activities		(12,000)
Net increase in cash		13,147
Cash at the beginning of the year		25,607
Cash at the end of the year	$	38,754
Supplemental information:		
Refund of federal income taxes	$	1,728

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2003

Exhibit E

Balance, beginning of year	$ - 0 -

No increase or decrease for the year ended December 31, 2003.

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Notes to Financial Statements
December 31, 2003

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure, allocate and make certain assumptions regarding Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

Netherland Securities, Inc. (NSI) is an introducing broker. NSI currently forwards all transactions and customer accounts to SWS Clearing (SWS) who carries such accounts on a fully disclosed basis.

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Cash Flows

NSI uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash equivalents included time deposits with a maturity of 90 days or less.

D. Accounting Estimates and Assumptions

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates and assumptions primarily relate to valuation and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. The major estimates involve estimates of accrued expenses. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

Netherland Securities, Inc.
Notes to Financial Statements
December 31, 2003

1. Summary of Significant Accounting Policies (cont'd)

E. Compensated Absences

Employees of NSI are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. The corporation's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers or Dealers

Pursuant to a correspondent agreement with SWS, all customer accounts are forwarded to SWS on a fully disclosed basis. NSI has placed a $10,039 clearing deposit with SWS.

3. Federal Income Tax Payable

NSI's federal tax payable is computed as follows:

	Amount
Statutory rate	$ 558
Nondeductible items	369
Current income tax payable	$ 927
Correction of prior year	(1,728)
Income tax benefit	$ 801

4. Net Capital Requirements

NSI is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, NSI's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess
$ 5,000	$ 20,446	$ 15,446

4. Net Capital Requirements (cont'd)

NSI does not engage in any of the transactions which would necessitate under rule 15c3-3, the maintenance of a reserve account. Therefore, the Company claims exemption from these provisions pursuant to Rule 15c3-3(k)(2)(ii).

5. Commitments and Contingencies

In the ordinary course of business, NSI may become party to various claims, legal actions, and complaints. At December 31, 2003, management is unaware of any outstanding action against NSI, that if found against NSI, would have a material negative impact on the net capital of NSI.

NSI engages in various brokerage activities (including forwarding transactions and customer accounts to SWS) in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, NSI may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and is considered by management before entering into such transactions.

Schedule 1

Netherland Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2003

Total stockholder's equity	$ 20,485
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	20,485
Deductions	
Total nonallowable assets from Statement of Financial Condition	(39)
Other additions or allowable charges	- 0 -
Total deductions	(39)
Net capital before haircuts on securities positions	20,446
Net capital	$ 20,446

The accompanying notes are an integral part of this schedule.

Netherland Securities, Inc.
Reconciliation of Net Capital Computation
December 31, 2003

Schedule 2

		Per Focus Report	Adjustment [1]	Per Audit Report
Net Capital:	2003	$ 21,373	$ 927	$ 20,446

[1] Federal income tax.

The accompanying notes are an integral part of this schedule.

Schedule 3

Netherland Securities, Inc.
Reconciliation of Computations of Reserve Requirements
December 31, 2003

Netherland Securities, Inc. claims exemption from the reserve requirements of Rule 15c3-3. Pursuant to Rule 15c3-3(k)(2)(ii), Netherland Securities, Inc. is an introducing broker dealer clearing all transactions with and for customers on a fully disclosed basis with SWS Clearing and promptly transmits all customer funds and securities to SWS which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2003

NSI operates as an introducing broker and forwards all transactions and customer accounts to SWS who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to SWS on a same day basis.